

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2014

<u>Via E-mail</u>
Michael Nathenson
Chief Financial Officer
Blue Buffalo Pet Products, Inc.
11 River Road
Wilton, CT 06897

> **Re: Blue Buffalo Pet Products, Inc.**
> **Amendment No. 1 to Draft Registration Statement on**
> **Form S-1**
> **Submitted September 23, 2014**
> **CIK No. 0001609989**

Dear Mr. Nathenson:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Amendment No. 1 to Draft Registration Statement on Form S-1</u>

<u>Industry and Market Data, page ii</u>

1.   We note your response to our prior comment 11. Please expand your definition of "retail sales" on page ii to state clearly that this metric does not represent <u>your</u> annual sales or revenue.

<u>Principal and Selling Stockholders, page 101</u>

2.   We note your disclosure in footnotes 1 and 4 to your table that William Bishop, Jr. "may be deemed to possess beneficial ownership of the shares of common stock held of record

by the Bishop Family Limited Partnership." Please revise your table to include those shares owned by The Bishop Family Limited Partnership as part of William Bishop, Jr.'s holdings. Please also revise ownership percentages accordingly.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

If you have questions regarding comments on the financial statements and related matters, you may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Lily Dang, Staff Accountant, at (202) 551-3867. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Kenneth B. Wallach
        Simpson Thacher & Bartlett LLP